CONSOLIDATED FINANCIAL STATEMENTS

     YEARS ENDED
SEPTEMBER 30, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Taseko Mines Limited as at September 30, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended September 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada
December 8, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30	September 30
	2006	2005
		(restated - note 4)
ASSETS

Current assets
Cash and equivalents	$89,407,801	$21,728,789
Accounts receivable	9,342,044	6,746,378
Inventory (note 5)	24,217,881	20,874,231
Prepaid expenses	1,221,297	1,914,214
Investment (note 6)	11,500,000	–
Current portion of future income taxes (note 15)	11,601,000	4,479,000
Current portion of promissory note (note 8(e))	2,156,719	2,637,499
	149,446,742	58,380,111
Restricted cash	–	5,000,000
Deferred financing costs	1,381,577	–
Mineral properties, plant and equipment (note 9)	43,444,943	9,916,992
Assets under capital leases (note 10)	–	20,794,000
Reclamation deposits (note 13)	32,004,138	18,281,420
Promissory note (note 8(e))	71,009,683	69,680,355
Future income taxes (note 15)	174,000	8,944,000
	$297,461,083	$190,996,878

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$21,960,232	$13,082,146
Current portion of capital lease obligation (note 11)	–	2,092,334
Current portion of deferred revenue (notes 3(b) and 8(e))	19,759,131	14,748,000
Current portion of royalty obligation (note 8(e))	2,156,719	2,637,499
Income taxes (note 15)	3,985,296	19,645,000
	47,861,378	52,204,979
Capital lease obligation (note 11)	–	12,984,805
Income taxes (note 15)	21,058,378	–
Royalty obligation (note 8(e))	64,632,443	66,153,298
Deferred revenue (note 8(e))	1,225,000	1,400,000
Convertible debt (note 12)	42,774,663	11,830,241
Site closure and reclamation costs (note 13)	18,975,411	17,314,000
	196,527,273	161,887,323

Shareholders' equity
Share capital (note 14)	197,591,937	160,829,442
Equity component of convertible debt (note 12)	13,654,673	9,822,462
Tracking preferred shares (note 7)	26,641,948	26,641,948
Contributed surplus (note 14(e))	3,647,716	5,334,614
Deficit	(140,602,464)	(173,518,911)
	100,933,810	29,109,555
Subsequent event (note 18)
Commitments (note 8)
	$297,461,083	$190,996,878

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Russell E. Hallbauer	/s/ Jeffrey R. Mason
Russell E. Hallbauer	Jeffrey R. Mason
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Years ended September 30
	2006	2005	2004
		(restated - note 4)	(restated - note 4)

Revenue
Copper	$140,340,929	$71,945,925	$–
Molybdenum	21,559,134	15,692,375	–
	161,900,063	87,638,300	–
Cost of sales	(103,627,678)	(71,348,118)	–
Depletion, depreciation and amortization	(3,412,048)	(2,657,165)	(17,296)
Operating profit (loss)	54,860,337	13,633,017	(17,296)

Expenses (income)
Accretion of reclamation obligation	1,732,000	1,574,000	1,431,000
Exploration	3,544,081	505,586	4,597,968
Foreign exchange	(288,801)	34,080	–
Loss on sale of equipment	–	2,160,992	–
Loss on extinguishment of capital leases (note 11)	240,049	–	–
General and administration	5,286,039	2,411,688	2,693,067
Ledcor termination fee (note 8(a))	3,500,000	–	–
Interest and other income	(7,170,301)	(10,547,609)	(5,154,209)
Interest expense	4,593,622	3,175,353	–
Interest accretion on convertible debt	1,280,099	1,075,478	977,705
Premium paid for acquisition of Gibraltar Reclamation
Trust Limited Partnership	–	–	5,095,249
Restart project	–	6,346,650	14,982,008
Stock-based compensation	3,182,102	1,129,026	5,172,244
Write down of mineral property acquisition costs (note 8(c))	–	–	28,810,296
	15,898,890	7,865,244	58,605,328

Earnings (loss) before income taxes	38,961,447	5,767,773	(58,622,624)
Income tax recovery (expense) (note 15)	(4,397,000)	4,099,000	(23,744,000)
Future income tax recovery (expense) (note 15)	(1,648,000)	13,423,000	–
Earnings (loss) for the year	$32,916,447	$23,289,773	$(82,366,624)

Earnings (loss) per share
Basic	$0.29	$0.23	$(1.10)
Diluted	0.26	0.21	(1.10)

Weighted average number of common shares outstanding
Basic	113,553,556	100,021,655	75,113,426
Diluted	126,462,009	110,732,926	75,113,426

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Years ended September 30
	2006	2005	2004
Deficit, beginning of year	$(173,518,911)	$(196,808,684)	$(114,442,060)
Earnings (loss) for the year	32,916,447	23,289,773	(82,366,624)
Deficit, end of year	$(140,602,464)	$(173,518,911)	$(196,808,684)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended September 30
	2006	2005	2004
		(restated - note 4)	(restated - note 4)

Operating activities
Earnings (loss) for the year	$32,916,447	$23,289,773	$(82,366,624)
Items not involving cash
Accretion of reclamation obligation	1,732,000	1,574,000	1,431,000
Depreciation, depletion and amortization	3,412,048	2,657,165	17,296
Interest accretion on convertible debt	1,280,099	1,075,478	977,705
Loss on extinguishment of capital leases	240,049	–	–
Loss on sale of equipment	–	2,160,992	–
Stock-based compensation	3,182,102	1,129,026	5,172,244
Future income taxes	1,648,000	(13,423,000)	–
Unrealized foreign exchange	48,901	–	–
Write down of mineral property acquisition costs	–	–	28,810,296
Premium paid for acquisition of Gibraltar Reclamation
Trust Limited Partnership	–	–	5,095,249
Shares issued for loan guarantee	–	–	450,000
Shares issued pursuant to farmout agreement	–	–	935,000
Changes in non-cash operating working capital
Accounts receivable	(2,595,666)	(3,980,194)	(1,792,899)
Inventories	(3,343,650)	(20,874,231)	–
Prepaids	692,917	(1,704,199)	–
Accrued interest income on promissory note	(4,311,069)	(4,145,474)	–
Accounts payable and accrued liabilities	8,878,086	(1,301,169)	12,750,113
Deferred revenue	4,836,131	14,398,000	1,750,000
Accrued interest expense on royalty obligation	1,460,886	1,433,797	–
Income taxes	5,398,674	(4,099,000)	23,744,000
Site closure and reclamation expenditures	(70,589)	–	–
Cash provided by (used for) operating activities	55,405,366	(1,809,036)	(3,026,620)

Investing activities
Purchase of property, plant and equipment	(16,145,999)	(8,263,188)	(26,928,697)
Proceeds received on sale of property, plant and equipment	–	22,067,711	–
Restricted cash	5,000,000	(5,000,000)	–
Funds advanced on promissory note	–	–	(68,172,380)
Reclamation deposits	(13,000,000)	–	(401,311)
Accrued interest income on reclamation deposits	(722,718)	(634,364)	(488,471)
Investment in convertible promissory note	(11,500,000)	–	–
Cash provided by (used for) investing activities	(36,368,717)	8,170,159	(95,990,859)

Financing activities
Principal repayments under capital lease obligation	(15,077,139)	(7,273,554)	–
Bank operating loan	–	(1,857,740)	(135,656)
Common shares issued for cash, net of issue costs	31,893,495	9,606,013	27,167,069
Proceeds on sale of royalty	–	–	67,357,000
Advances from Gibraltar Reclamation Trust Limited Partnership	–	–	17,097,792
Convertible bonds issued, net of issue costs	31,826,007	–	–
Cash provided by financing activities	48,642,363	474,719	111,486,205

Increase in cash and equivalents	67,679,012	6,835,842	12,468,726
Cash and equivalents, beginning of year	21,728,789	14,892,947	2,424,221
Cash and equivalents, end of year	$89,407,801	$21,728,789	$14,892,947

Supplementary cash flow disclosures (note 16)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

1.	NATURE OF OPERATIONS

Taseko Mines Limited ("Taseko" or the "Company") is a public company incorporated under the laws of the Province of British Columbia. At September 30, 2006, the Company's principal business activities related to the operations of the Gibraltar Copper Mine, and exploration on the surrounding properties as well as exploration on the Company’s 100% owned Prosperity Gold- Copper Property, and Harmony Gold Property. The Gibraltar property and the Prosperity gold property are located in south central British Columbia, Canada, near the City of Williams Lake. The Harmony gold property is located on Graham Island, Queen Charlotte Islands (also known as Haida Gwaii), British Columbia.

2.	BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany accounts and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash. At September 30, 2006, of the $89.4 million cash and cash equivalents held by the Company, $81.6 million (US$73.0 million) were held in United States-dollar-denominated cash and equivalents (2005 – $21.1 million (US$18.2 million)).

(b)	Revenue recognition

Revenue from the sales of metal in concentrate is recognized when persuasive evidence of a sales agreement exists, the title and risk is transferred to the customer, collection is reasonably assured, and the price is reasonably determinable. Revenue from the sales of metal may be subject to adjustment upon final settlement of shipment weights, assays and estimated metal prices. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Cash received in advance of meeting these revenue recognition criteria is recorded as deferred revenue. At September 30, 2006, the Company had deferred revenues of $19.6 million (2005 – $14.6 million) pertaining to cash received in advance of title and risk passing to the customer.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

(c)	Inventory

Concentrate inventory consists of finished goods, work-in-process inventories and stockpiled ore. Concentrate inventory is valued based on the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour and mine-site overhead expenses and depreciation.

The costs of removing waste material in the process of mining ore, referred to as "stripping costs", are considered costs of the extracted minerals and recognized as a component of concentrate inventory to be recognized in cost of sales in the same period as the revenue from the sale of the concentrate inventory.

Supplies inventory is valued at the lower of average cost and replacement cost.

(d)	Investment

Investment consists of a convertible promissory note with a maturity date of less than one year, which is carried at the lower of cost and estimated realizable value.

(e)	Deferred financing charges

Deferred financing charges consist of expenses related to debt financing transactions and are amortized over the life of such debt facilities.

(f)	Plant and equipment

Plant and equipment are stated at cost less accumulated amortization. Mining and milling assets are amortized using the units of production method based on tons mined and milled, respectively, divided by the estimated tonnage to be recovered in the mine plan. Amortization for all other assets is calculated using the declining balance method at rates ranging from 10% to 50% per annum. Repairs and maintenance expenditures are charged to operations as incurred. Major improvements and replacements which extend the useful life of the asset are capitalized as incurred.

The costs of removing overburden material to access mineral deposits, referred to as "pre- stripping costs", are deferred and amortized using the units of production basis to cost of sales over the life of the mineral deposit accessed.

(g)	Mineral property interests

The Company capitalizes mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Exploration and development expenditures incurred subsequent to such determination, to increase production, or to extend the life of existing production are capitalized, except as noted below. Such acquisition costs and deferred exploration and development expenditures are amortized over the estimated

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company or its option or joint venture partners.

All costs incurred by the Company during the standby care and maintenance period and restart at the Gibraltar mine were expensed as incurred, net of revenues earned during such period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, issued for mineral property interests, pursuant to the terms of the relevant agreement. Payments relating to a property acquired under an option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Costs related to feasibility work and the development of processing technology are expensed as incurred. Costs incurred subsequent to the determination of the feasibility of the processing technology will be capitalized and amortized over the life of the related plant.

Administrative expenditures are expensed as incurred.

The amount presented for mineral property interests represents costs incurred to date and accumulated acquisition costs, less write-downs, and does not necessarily reflect present or future values.

(h)	Site closure and reclamation costs

The Company accounts for site closure and reclamation costs in accordance with Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations" ("HB 3110"). HB 3110 requires the recognition of any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made.

These obligations are measured initially at fair value and the resulting costs are capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability, and the related asset retirement cost is capitalized as part of the carrying amount of the related long-lived asset.

(i)	Impairment of long-lived assets

Long-lived assets, including mineral properties, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

(j)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date of issue.

The proceeds, net of issue costs, from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.

(k)	Stock-based compensation

The Company has a share option plan which is described in note 14(c). The Company records all stock-based payments granted on or after October 1, 2002 using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(l)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(m)	Earnings (loss) per common share

Basic earnings (loss) per common share is based on the weighted average number of common shares outstanding during the period.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

Diluted earnings (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share includes the underlying common shares related to the tracking preferred shares and convertible debt on an if-converted basis and assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price of the common shares for the year.

In periods of loss, under the treasury stock method, the basic and diluted loss per share are the same as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive.

(n)	Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with CICA Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15"). AcG15 prescribes the application of consolidation principles for entities that meet the definition of a VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

(o)	Fair value of financial instruments

The carrying amounts of cash and equivalents, accounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate their fair values due to their short term nature.

The carrying values of the promissory note, convertible bonds (note 12(a)) and the royalty obligation approximate their fair values.

The fair values of the Boliden convertible debenture (note 12(b)) and the tracking preferred shares are not readily determinable with sufficient reliability due to the difficulty in obtaining appropriate market information. It is not practicable to determine the fair value of the investment and advances from related parties because of the related party nature of such amounts and the absence of a secondary market for such instruments. Details of the terms of these financial instruments are disclosed in these notes to the consolidated financial statements.

(p)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests and plant and equipment, the balances of

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

reclamation liability and capital lease obligation, income taxes, valuation allowances for future income tax assets, rates for depletion, depreciation and amortization, the assumptions used in computing stock-based compensation, the fair value of the option to convert the debenture into common shares and future cash flows related thereto, receivables from sales of concentrate and valuation of concentrate inventory, and the determination of mineral reserves and mine life. Actual results could differ from these estimates.

(q)	Segment disclosures

The Company operates in a single reportable operating segment, the exploration, development and operation of mineral property interests, within the geographic area of British Columbia, Canada.

(r)	Comparative figures

Certain of the prior years' comparative figures have been restated to conform with the presentation adopted for the current year.

4.	CHANGE IN ACCOUNTING POLICY

Effective October 1, 2005 the Company adopted certain new provisions of the CICA Handbook Section 3860, “Financial Instruments – Disclosure and Presentation”, which came into effect on that date. The standard requires that convertible debentures which may be settled in cash, or by a variable number of common shares of the Company at the Company's discretion, be presented as a liability. This change has been applied retroactively. The consolidated balance sheet as at September 30, 2005 has been amended to present the liability component and equity component separately on the balance sheet. The accretion charges that were previously recorded through deficit are now recorded as interest accretion on convertible debt in the consolidated statement of operations. For the year ended September 30, 2005, this amounted to $1,075,478 (2004 – $977,705). For the year ended September 30, 2006 this amounted to $1,183,024. This change had no effect on earnings (loss) per share.

5.	INVENTORY

	September 30	September 30
	2006	2005
Copper concentrate	$16,212,600	$16,284,800
Ore in process	2,114,200	–
Materials and supplies	5,891,081	4,589,431
	$24,217,881	$20,874,231

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

6.	INVESTMENT

	September 30	September 30
	2006	2005
Continental Convertible Promissory Note	$11,500,000	$–

On August 29, 2006 (“Closing”), the Company purchased from Continental Minerals Corporation (“Continental”), a related public company with certain directors in common with the Company, a one-year Convertible Secured Promissory Note of Continental (the “Note”) in the amount of $11.5 million.

The Company has the right to convert any or the entire principal then outstanding under the Note, plus a 5% premium into Continental common shares at $2.05 per share if the Note is converted within the first six months or, at $2.25 per share if converted in the second six months after the Closing. In addition, upon conversion of the Note, the Company will acquire a right of first refusal (the “Pre-Emptive Right”) for up to five years, during which time the Company may purchase up to 50% of any equity or convertible securities, except certain normal course securities offerings and strategic alliances, offered by Continental in a subsequent financing until a maximum of 19.9% of Continental’s then outstanding shares on a fully diluted basis is held by the Company. If the Company fails to exercise the Pre-Emptive Right in regards to any offered securities under a future financing, the Pre-Emptive Right thereupon expires.

The Note provides for interest at the rate of 16% per annum payable monthly. Interest is payable in cash, or at the Company’s election, in Continental common shares based upon the higher of the five day volume weighted average of the closing price of Continental’s common shares at the time the interest payment is due or at closing, being $1.55. The Note is secured by an indirect pledge of Continental’s 60% interest in the Xietongmen property, which security interest will be subordinated, if necessary, to any security interest granted by Continental in respect of senior debt of which none is outstanding at September 30, 2006. Continental retains the right to pre-pay the Note on 10 days notice, after 180 days from Closing.

7.	ARRANGEMENT AGREEMENT (TRACKING PREFERRED SHARES AND HARMONY GOLD PROPERTY)

In October 2001, the Company and its subsidiary Gibraltar Mines Ltd. ("Gibraltar") completed the acquisition of the Harmony Gold Property and related assets from Continental, for 12,483,916 series "A" non-voting tracking preferred shares of Gibraltar and $2.23 million cash. The tracking preferred shares were recorded at $26,641,948 and are designed to track and capture the value of the Harmony Gold Property and will be redeemed for common shares of Taseko upon a realization event, such as a sale of the Harmony Gold Property to a third party or commercial production at the Harmony Gold Property or, at the option of Gibraltar, if a realization event has not occurred within ten years. Accordingly, the tracking preferred shares have been classified within shareholders’ equity on the consolidated balance sheet.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

As previously noted, the Gibraltar tracking preferred shares are redeemable for common shares of Taseko upon the occurrence of certain value realization events for the Harmony Gold Property. The tracking preferred shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year, currently at $4.64 (as of September 30, 2006). If a realization event does not occur on or before October 16, 2011, Gibraltar has the right to redeem the tracking preferred shares for Taseko common shares at a deemed price equal to the greater of the then average 20 day trading price of the common shares of Taseko and $10.00. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the Arrangement Agreement.

8.	MINERAL PROPERTY INTERESTS

	September 30	September 30
	2006	2005
Gibraltar Copper Mine (note 8(a))	$2,626,000	$1,000
Prosperity Gold-Copper Property (note 8(b))	1,000	1,000
Harmony Gold Property (note 8(c))	1,000	1,000
	$2,628,000	$3,000

(a)	Gibraltar Copper Mine

In July 1999, the Company acquired a 100% interest in the Gibraltar Copper Mine mineral property, located near Williams Lake, British Columbia, Canada from Boliden Westmin (Canada) Limited ("BWCL") for $3.3 million. The acquisition of the Gibraltar mine, which had been on care and maintenance since 1998, included plant and equipment and supplies inventory of the Gibraltar mine, and $8 million of funds set aside for future reclamation. As part of its 1999 operating permits, the Company had agreed to incur a total of $4 million on reclamation and environmental programs during the six year period July 1999 to July 2005. The Gibraltar mine final reclamation and closure plan is updated every five years. The most recent reclamation plan and closure report was approved by the British Columbia Ministry of Energy and Mines in 2004. Pursuant to this approved closure plan, the Ministry agreed that the Company had satisfied the $4 million reclamation obligation required under the 1999 operating permits.

The agreement contained certain indemnification clauses. The $8 million of funds set aside for future reclamation were considered a "Qualified Environmental Trust" for Canadian income tax purposes. During the year ended September 30, 2003, the Government of British Columbia released these funds from the Trust, which resulted in an income inclusion to the Company, and consequently resulted in the Company utilizing $3.57 million of tax pools otherwise available to it. The Company has made a claim to BWCL for this estimated tax liability under the indemnification terms of the agreement. No amount has been recognized in these consolidated financial statements related to this claim.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

During the year ended September 30, 2004, the Company commenced restart activities and entered into an agreement with Ledcor CMI Ltd. and Ledcor Mining Ltd. (together "Ledcor"), whereby Ledcor would finance certain equipment and commission, restart, and operate the Gibraltar mine. Ledcor’s primary responsibility was the commissioning and the operating of the mine in addition to other aspects of mine operations, including drilling, blasting, loading and hauling of ore and waste as well as the recruitment of personnel and the maintenance of equipment and facilities. Pursuant to the agreement, the Company is required to maintain a bank account with a balance of at least $5 million in a "product revenue account", for the purposes of providing a working capital reserve for operations and general administrative costs. The Company granted a general security agreement in favour of Ledcor in the amount of $5.8 million and a second charge on certain mine equipment with an appraised fair value of at least $5.8 million.

In July 2006, the Company effected a notice of voluntary withdrawal from the agreement established with Ledcor. Under this notice and effective November 2006, the Company will assume responsibility as operator of the Gibraltar mine and will pay to Ledcor a termination fee of $3.5 million. This termination fee has been accrued for in the consolidated financial statements for the year ended September 30, 2006.

(b)	Prosperity Gold-Copper Property

The Company owns 100% of the Prosperity Gold-Copper Property, consisting of 196 mineral claims covering the mineral rights for approximately 85 square km in the Clinton Mining Division in south central British Columbia, Canada. The $28.66 million cash and share consideration to acquire the Prosperity property was written down to a nominal $1,000 value in fiscal 2001, to reflect the extended depressed conditions in the metals markets at that time.

In May 2005, the Company entered into an option agreement with Amarc Resources Ltd ("Amarc"), a public company with certain directors in common with Taseko, for Amarc to earn a 50% interest in the Wasp and Anvil properties currently held by Taseko, which are located approximately 15 kilometers southeast of the Company's Prosperity project. Amarc was the operator and could have acquired its interest by incurring $150,000 of exploration expenditures over a two year period. During the year ended September 30, 2006, Amarc terminated the option agreement on these properties.

(c)	Harmony Gold Property

Under the terms of an arrangement agreement (note 7), the Company acquired a 100% interest in the Harmony Gold Property in fiscal 2002.

The Company does not believe there has been a fundamental change in the nature of the Harmony Gold Property; however, as the Company had not conducted significant exploration or development on the property in the last several years the Harmony Gold Property was written down to a nominal value of $1,000 during the year ended September 30, 2004.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

(d)	Gibraltar Reclamation Trust Limited Partnership ("GRT Partnership")

In December 2003, the GRT Partnership completed a private placement of limited partnership units for aggregate proceeds of $18.6 million, and entered into a joint venture arrangement with Gibraltar, with the purpose of restarting the Gibraltar mine with the funds raised. Gibraltar, as its contribution to the joint venture, was to contribute the use of its mine assets and fund the start-up expenses of the Gibraltar mine, and the GRT Partnership funded a qualifying environmental trust ("QET"), which consequently allowed Gibraltar to access other funds then held by the Government of British Columbia as a security for the mine’s environmental reclamation obligations. Under the joint venture agreement, the GRT Partnership was to be entitled to certain revenues or production share from the Gibraltar mine following the resumption of production.

In March 2004, the Company issued 7,967,742 common shares at $2.79 per share for total consideration of $22.23 million to acquire all of the units of the GRT Partnership. In conjunction with this agreement, certain directors and officers of the Company personally guaranteed certain obligations to third parties on behalf of the Company to the extent of $4.5 million. In consideration for the guarantee, the Company issued 225,000 common shares at $2.00 per share to those directors and officers.

(e)	Royalty Agreement (promissory note and royalty obligation)

In September 2004, the Company entered into agreements with an unrelated investment partnership, Red Mile Resources No. 2 Limited Partnership ("Red Mile"). Gibraltar sold to Red Mile a royalty for $67.357 million cash, which cash was received on September 29, 2004. These funds were subsequently loaned to a trust company (and a promissory note received) and the Company pledged the promissory note along with interest earned and to be earned thereon for a total of $70.2 million to secure its royalty obligations under the agreements.

At September 30, 2006, the promissory note amounted to $73,166,402 (2005 – $72,317,854), of which $2,156,719 is current, while the royalty obligation amounted to $66,789,162 (2005 – $68,790,797) of which $2,156,719 is current.

Pursuant to the agreements, the Company received an aggregate of $10.5 million in fees and interest for services performed in relation to the Red Mile transaction, of which $5.25 million was received in each of September and December of 2004, and included in interest and other income.

The amount of $5.25 million received in September 2004 included $1.75 million for indemnifying an affiliate of Red Mile from any claims relating to a breach by Gibraltar under the royalty agreement. The funds received in respect of the indemnification are presented as deferred revenue, and are recognized over the expected remaining life of the royalty agreement, with $1,400,000 (2005 – $1,575,000) remaining as deferred as at September 30, 2006, of which $175,000 is classified as current.

Annual royalties will be payable by Gibraltar to Red Mile at rates ranging from $0.01 per pound to $0.14 per pound of copper produced during the period from the commencement of commercial production (as defined in the agreement) to the later of (i) December 2014 and (ii) five years after

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

the end of commercial production from the mine. For the year ended September 30, 2006, Gibraltar paid a royalty of $0.0607 per pound of copper produced to Red Mile. Gibraltar is entitled to have released to it funds held under the promissory note and interest thereon to fund its royalty obligations to the extent of its royalty payment obligations.

The Company has a pre-emptive option to effectively purchase ("call") the royalty interest by acquiring the Red Mile partnership units at a future date in consideration of a payment which is (i) approximately equal to the funds received by the Company less royalty payments to date, or (ii) fair value, whichever is lower. Under certain circumstances, the investors in Red Mile also have a right to sell ("put") their Red Mile partnership units to the Company at fair value; however such right is subject to the Company's pre-emptive right to exercise the "call" in advance of any "put" being exercised and completed.

The Company has granted to Red Mile a net profits interest ("NPI"), which survives any "put" or "call" of the Red Mile units. The NPI is applicable for the years 2011 to 2014 and is 2% if the price of copper averages US$2.50 to US$2.74 per pound, 3% if the price of copper averages US$2.75 to US$2.99 per pound and 4% if the price of copper averages US$3.00 per pound or greater for any year during that period. The US-dollar pricing amounts specified above are based upon an exchange rate of US$0.75 for Cdn$1.00, and shall be adjusted from time to time by any variation of such exchange rates. No NPI is payable until the Company reaches a pre-determined aggregate level of revenues less defined operating costs and expenditures. No NPI is payable at September 30, 2006.

In accordance with AcG15, the Company has determined that the royalty agreement created certain variable interest entities for which the Company holds a variable interest. However, as the Company is not the primary beneficiary under the agreement, it is not required to consolidate any of such entities.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Plant and equipment - Gibraltar Mine
	September 30, 2006			September 30, 2005
		Accumulated	Net book		Accumulated	Net book
	Cost	Amortization	value	Cost	amortization	value
Buildings and equipment	$6,059,655	$1,442,256	$4,617,399	$6,059,655	$929,212	$5,130,443
Mine equipment (note 10)	35,679,559	7,493,428	28,186,131	11,259,369	3,237,581	8,021,788
Plant and equipment	14,636,690	1,222,963	13,413,727	4,434,090	986,814	3,447,276
Vehicles	992,245	498,480	493,765	916,288	311,281	605,007
Computer equipment	1,765,921	915,385	850,536	1,057,681	384,467	673,214
Land	152,230	–	152,230	–	–	–
Deferred pre-stripping costs	285,426	–	285,426	–	–	–
Total Gibraltar mine	$59,571,726	$11,572,512	$47,999,214	$23,727,083	$5,849,355	$17,877,728

Mineral property interests (note 8)			$2,628,000			$3,000

Net asset retirement obligation adjustment			$(7,182,271)			$(7,963,736)

Mineral properties, plant and equipment			$43,444,943			$9,916,992

As at September 30, 2006, approximately $8.6 million (2005 – nil) of plant and equipment is under construction and not being amortized.

10.	ASSETS UNDER CAPITAL LEASES

	September 30, 2006				September 30, 2005
		Accumulated		Net book		Accumulated	Net book
	Cost	amortization		value	Cost	amortization	value

Mine equipment	$–	$–	$–	$–	$22,350,693	$1,556,693	$20,794,000

In fiscal 2004, the Company purchased a mining shovel and five mine haul trucks for approximately $23.7 million. In October 2004, the Company sold the mining equipment for approximately $22.0 million, of which approximately $17.5 million was received, net of a 20% down payment (approximately $4.5 million) which was funded by the Company. The purchaser leased the mining equipment to a subsidiary of Ledcor, and this equipment was used at the Gibraltar mine. The Company accounted for this transaction as a sale-leaseback transaction, and recorded a loss on sale of approximately $2.2 million during the year ended September 30, 2005.

In April 2006, the Company re-acquired the mining shovel and five mine haul trucks for approximately $14.5 million and extinguished the lease obligations to which they relate (note11).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

11.	CAPITAL LEASE OBLIGATION

	September 30	September 30
	2006	2005

Total capital lease obligation	$–	$15,077,139
Less: principal amounts due within one year	–	(2,092,334)
Capital lease obligation – long term	$–	$12,984,805

The Company had certain mining equipment which it acquired pursuant to a sale-leaseback arrangement in October 2004 (note 10). The associated capital leases were payable in US dollars at variable floating interest rates ranging from approximately 6% to 10%. These capital leases had terms of 48 months, and were secured by the mining equipment to which they relate. In April 2006, the Company agreed with the lessor to acquire the equipment for approximately $14.5 million and consequently, the remaining lease obligations were extinguished and the Company recorded a loss on the early lease extinguishment of $240,049.

12.	CONVERTIBLE DEBT

	September 30	September 30
	2006	2005
		(restated – note 4)
Liability Component

Convertible Bonds – August 2006	$29,761,398	$–
Convertible Debenture – Boliden	13,013,265	11,830,241

Convertible Debt – Liability Component	$42,774,663	$11,830,241

Equity Component

Convertible Bonds – August 2006	$3,832,211	$–
Convertible Debenture – Boliden	9,822,462	9,822,462

Convertible Debt – Equity Component	$13,654,673	$9,822,462

(a)	Convertible Bonds – August 2006

On August 29, 2006 (the “Closing”), the Company issued US$30 million in principal amount of five year convertible bonds due in 2011 (the "Bonds") to qualified institutional buyers. The Bonds are convertible into the Company’s common shares. The Bonds constitute direct, unsubordinated, unsecured, general and unconditional obligations of the Company.

The Bonds were issued at 100% and, if not converted, will be redeemed at maturity at 101%. The Bonds carry coupon interest rates of 7.125% per annum. The Bonds are convertible at the holder’s option after 40 days from issuance until August 19, 2011 at a conversion price of

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

US$3.35 ($3.76), or up to 8,955,224 common shares of the Company, which is a premium of approximately 40% over the recent trading price of the Company’s shares at the time of Closing. At any time after September 12, 2008, the Company will have the right to call for the conversion of the Bond into the number of shares as set out above, so long as the Company’s shares trade at least 50% above the conversion price for at least 20 business days in any period of 30 consecutive business days. On August 29, 2009, the Bondholders have a one time right to redeem the Bonds at 100.60% . Debt issuance costs of $1.4 million were incurred upon closing of the transaction and are being amortized over the first redemption term of the Bonds.

For accounting purposes, the Bonds contain both a liability component and an equity component, being the holder’s conversion right, which have been separately presented in the consolidated balance sheets. The Company has allocated the US$30 million face value of the Bonds to the liability and equity components. At issuance, the Company estimated the fair value of the conversion option by deducting the present value of the future cash outflows of the Bonds from the face value of the principal of the Bonds. The fair value of the liability component was determined by discounting the stream of future payments of interest and principal at the estimated prevailing market rate of 10.5% for a comparable debt instrument that excluded any conversion privilege by the holder. The residual carrying value of the Bonds is required to be accreted to the redemption value of the Bonds to the first redemption date of the Bonds based on an effective annual interest rate of 12%. For the year ended September 30, 2006, interest and accretion relating to the debt totaled $296,165. The continuity of the Bond is as follows:

Year ended
September 30, 2006
Present value of convertible bonds
Beginning of period, August 29, 2006	$29,398,789
Unrealized foreign exchange loss	265,534
Accretion for the year	97,075
End of year, September 30, 2006	29,761,398
Conversion right	3,832,211
Convertible bonds	$33,593,609

Convertible Bonds	September 30, 2006

Summary of the convertible bond terms
Principal amount of convertible debenture	US $30,000,000
Price per common share of the unexercised conversion right	US$ 3.35
Number of common shares potentially issuable under
unexercised conversion right	8,955,224

(b)	Convertible Debenture – Boliden

On July 21, 1999, in connection with the acquisition of the Gibraltar mine, the Company issued a $17 million interest-free debenture to BWCL, which is due on July 21, 2009, but is convertible into common shares of the Company over a 10 year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter ($4.89 per share as at September 30, 2006). BWCL’s purchase of the convertible debenture was receivable as to $4,000,000 in July 1999, $1,000,000 on October 19, 1999, $3,500,000 on July 21, 2000, and

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

$8,500,000 by December 31, 2000, all of which were received. BWCL has the right to convert, in part or in whole from time to time, the debenture into fully paid common shares of the Company from year one to year ten, but has not requested any conversions to date.

From the commencement of the sixth year to the tenth year, the Company has the right to automatically convert the debenture into common shares at the then-prevailing market price. The Company has the right and the intention to settle the convertible debenture through the issuance of common shares, notwithstanding the Company’s right to settle the debenture with cash.

Accounting standards in Canada for compound financial instruments require the Company to allocate the proceeds received from the convertible debenture between (i) the estimated fair value of the holder’s option to convert the debenture into common shares and (ii) the estimated fair value of the future cash outflows related to the debenture. At issuance, the Company estimated the fair value of the conversion option by deducting the present value of the future cash outflows of the convertible debenture, calculated using a risk-adjusted discount rate of 10%, from the face value of the principal of the convertible debenture. The residual carrying value of the convertible debenture is accreted to the face value of the convertible debenture over the life of the debenture by a charge to earnings. The continuity of the convertible debenture is as follows:

	Year ended	Year ended
	September 30	September 30
	2006	2005
Present value of convertible debenture
Beginning of period	$11,830,241	$10,754,763
Accretion for the period	1,183,024	1,075,478
End of period	13,013,265	11,830,241
Conversion right	9,822,462	9,822,462
Convertible debenture	$22,835,727	$21,652,703

Boliden convertible debenture	September 30	September 30
	2006	2005

Summary of the convertible debenture terms
Principal amount of convertible debenture	$17,000,000	$17,000,000
Price per common share of the unexercised conversion right	$4.89	$4.64
Number of common shares potentially issuable under
unexercised conversion right	3,476,482	3,663,793

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

13.	SITE CLOSURE AND RECLAMATION OBLIGATIONS

The continuity of the provision for site closure and reclamation costs related to the Gibraltar mine is as follows:

Balance, September 30, 2003	$32,700,000
Changes during fiscal 2004:
Impact of adoption of new accounting policy	(18,391,000)
Accretion expense	1,431,000
Balance, September 30, 2004	15,740,000
Changes during fiscal 2005:
Accretion expense	1,574,000
Balance, September 30, 2005	17,314,000
Changes during fiscal 2006:
Reclamation incurred	(70,589)
Accretion expense	1,732,000
Site closure and reclamation obligations, September 30, 2006	$18,975,411

The estimated amount of the reclamation costs, adjusted for estimated inflation at 2.5% per year, in 2017 dollars, is $49.4 million (September 30, 2005 – $49.4 million) and is expected to be spent over a period of approximately three years beginning in 2017. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 10%, to arrive at a net present value of $18,975,411 (2005 – $17,314,000). The accretion of $1,732,000 (2005 – $1,574,000) is charged to the statement of operations.

As required by regulatory authorities, at September 30, 2006, the Company had cash reclamation deposits totaling $32,004,138 (2005 – $18,281,420) comprised of $31,813,796 (2005 –$18,091,078) for the Gibraltar mine, $15,342 (2005 – $15,342) for the Prosperity project, and $175,000 (2005 – $175,000) for the Harmony project. These deposits are invested in government backed securities and bear interest at rates ranging from 3.89% to 4.54% per annum.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

14.	SHARE CAPITAL

(a)	Authorized

Authorized share capital of the Company consists of an unlimited number of common shares (2005 – 200,000,000) without par value.

(b)	Issued and outstanding

	Number
Common shares	of Shares	Amount
Balance, September 30, 2003	53,880,973	99,446,319
Issued during the year
Share purchase options at $0.50 per share	4,265,000	2,132,500
Share purchase options at $0.40 per share	152,500	61,000
Share purchase options at $0.25 per share	75,000	18,750
Share purchase options at $0.55 per share	380,000	209,000
Share purchase options at $0.65 per share	25,500	16,575
Fair value of stock options allocated to shares issued on exercise		290,000
Share purchase warrants at $0.58 per share	276,596	160,426
Share purchase warrants at $0.55 per share	414,850	228,168
Share purchase warrants at $0.40 per share	302,250	120,900
Share purchase warrants at $0.50 per share	7,393,751	3,696,876
Share purchase warrants at $0.75 per share	473,332	354,999
Private placement at $0.60 per share, net of issue costs	6,700,000	3,910,728
Private placement at $2.00 per share, net of issue costs	3,900,000	7,323,943
Private placement at $1.25 per share, net of issue costs	8,000,000	8,933,206
For acquisition of GRTLP at $2.79 per share, net of issue costs (note 8(d))	7,967,742	22,193,039
Loan guarantee at $2.00 per share (note 8(d))	225,000	450,000
Farmout agreement at $2.79 per share (note 8(e))	335,125	935,000
Balance, September 30, 2004	94,767,619	150,481,429
Issued during the year
Share purchase options at $0.25 per share	50,000	12,500
Share purchase options at $0.30 per share	100,000	30,000
Share purchase options at $0.38 per share	20,000	7,600
Share purchase options at $0.40 per share	22,500	9,000
Share purchase options at $0.55 per share	610,000	335,500
Share purchase options at $0.81 per share	45,000	36,450
Share purchase options at $1.36 per share	270,000	367,200
Share purchase options at $1.40 per share	44,500	62,300
Share purchase options at $1.65 per share	10,000	16,500
Fair value of stock options allocated to shares issued on exercise		742,000
Share purchase warrants at $0.75 per share	2,313,336	1,735,002
Private placement at $1.45 per share, net of issue costs	5,204,361	6,993,961
Balance, September 30, 2005	103,457,316	160,829,442
Issued during the year
Share purchase options at $0.55 per share	1,500,000	825,000
Share purchase options at $1.15 per share	451,833	519,608
Share purchase options at $1.29 per share	60,000	77,400
Share purchase options at $1.36 per share	1,970,000	2,679,200
Share purchase options at $1.40 per share	3,405,500	4,767,700
Share purchase options at $1.50 per share	10,000	15,000
Share purchase options at $2.07 per share	33,333	68,999
Share purchase options at $2.18 per share	7,500	16,350
Fair value of stock options allocated to shares issued on exercise		4,869,000
Share purchase warrants at $0.40 per share	375,000	150,000
Share purchase warrants at $0.75 per share	3,913,332	2,934,999
Share purchase warrants at $1.40 per share	8,000,000	11,200,000
Share purchase warrants at $1.66 per share	5,204,361	8,639,239
Balance, September 30, 2006	128,388,175	$ 197,591,937

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

(c)	Share purchase option plan

The Company has a share purchase option plan approved by the shareholders that allows it to grant a maximum of 10% of the issued and outstanding common shares of the Company at the time an option is granted, less common shares reserved or issued in the plan, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 30 to 90 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options is as follows:

	2006		2005		2004
	Number	Average	Number	Average	Number	Average
	of shares	Price	of shares	Price	of shares	Price
Opening balance	9,280,500	$1.17	8,627,500	$1.13	4,685,000	$0.48
Granted during the period	2,159,500	2.24	2,040,000	1.15	8,855,500	1.12
Exercised during the period	(7,438,166)	1.21	(1,172,000)	0.75	(4,898,000)	0.50
Expired/cancelled during period	(423,000)	0.91	(215,000)	1.47	(15,000)	1.36
Closing balance	3,578,834	$1.78	9,280,500	$1.17	8,627,500	$1.13
Average contractual remaining
life (years)		3.70		1.69		1.93
Range of exercise prices	$1.15 - $2.68		$0.55 - $1.50		$0.25 - $1.65

The following table summarizes information about share purchase options outstanding at September 30, 2006:

	Options outstanding			Options exercisable
	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
Range of exercise	September 30	remaining	exercise	September 30	exercise
prices	2006	contractual life	price	2006	price
$1.15 to $1.29	1,643,167	3.60 years	$1.16	800,833	$1.16
$2.07 to $2.18	1,328,167	3.67 years	$2.15	521,339	$2.15
$2.63 to $2.68	607,500	4.04 years	$2.65	130,005	$2.63
	3,578,834	3.70 years	$1.78	1,452,177	$1.65

As at September 30, 2006, 1,452,177 (2005 – 8,053,834) of the options outstanding had vested with optionees and were exercisable.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. The weighted average assumptions used to estimate the fair value of options during the years ended September 30, 2006, 2005, and 2004 were:

	2006	2005	2004
Risk free interest rate	4%	3%	3%
Expected life	3.93 years	2.75 years	2.4 years
Volatility	71%	90%	95%
Expected dividends	nil	nil	nil

(d)	Share purchase warrants

The continuity of share purchase warrants during the year ended September 30, 2006 is as follows:

		Outstanding				Outstanding
	Exercise	September 30				September 30
Expiry dates	price	2005	Issued	Exercised	Expired	2006
January 8, 2006	$0.40	375,000	–	(375,000)	–	–
December 31, 2005	$0.75	3,913,332	–	(3,913,322)	–	–
September 28, 2006	$1.40	8,000,000	–	(8,000,000)	–	–
September 18, 2006	$1.66	5,204,361	–	(5,204,361)	–	–
		17,492,693	–	(17,492,693)	–	–

The continuity of share purchase warrants during the year ended September 30, 2005 is as follows:

		Outstanding				Outstanding
	Exercise	September 30				September 30
Expiry dates	price	2004	Issued	Exercised	Expired	2005
January 8, 2006	$0.40	375,000	–	–	–	375,000
December 31, 2005 (i)	$0.75	6,226,668	–	(2,313,336)	–	3,913,332
March 10, 2005	$2.25	3,900,000	–	–	(3,900,000)	–
September 28, 2006 (ii)	$1.40	8,000,000	–	–	–	8,000,000
September 18, 2006	$1.66	–	5,204,361	–	–	5,204,361
		18,501,668	5,204,361	(2,313,336)	(3,900,000)	17,492,693

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

The continuity of share purchase warrants during the year ended September 30, 2004 is as follows:

		Outstanding			Outstanding
	Exercise	September 30			September 30
Expiry dates	price	2003	Issued	Exercised	2004
October 19, 2003	$0.58	276,596	–	(276,596)	–
December 27, 2003	$0.55	414,850	–	(414,850)	–
January 8, 2006	$0.40	375,000	–	–	375,000
December 31, 2003	$0.40	302,250	–	(302,250)	–
December 31, 2004	$0.50	7,393,751	–	(7,393,751)	–
December 31, 2005	$0.75	–	6,700,000	(473,332)	6,226,668
March 10, 2005	$2.25	–	3,900,000	–	3,900,000
September 28, 2006	$1.40	–	8,000,000	–	8,000,000
		8,762,447	18,600,000	(8,860,779)	18,501,668

(e)	Contributed surplus

Contributed surplus, September 30, 2003	$65,344
Changes during fiscal 2004:
Non-cash stock-based compensation	5,172,244
Fair value of stock options allocated to shares issued on exercise	(290,000)
Contributed surplus, September 30, 2004	4,947,588
Changes during fiscal 2005:
Non-cash stock-based compensation	1,129,026
Fair value of stock options allocated to shares issued on exercise	(742,000)
Contributed surplus, September 30, 2005	5,334,614
Changes during fiscal 2006:
Non-cash stock-based compensation	3,182,102
Fair value of stock options allocated to shares issued on exercise	(4,869,000)
Contributed surplus, September 30, 2006	$3,647,716

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

15.	INCOME TAXES

Income tax expense (recovery) differs from the amount which would result from applying the statutory Canadian income tax rates (2006 – 36.6%, 2005 – 39.5%) for the following reasons:

	2006	2005
		(restated – note 4)

Earnings before income taxes	$38,961,447	$5,767,773

Expected tax expense based on statutory rates	14,268,000	2,278,000
Permanent differences	2,403,000	871,000
Adjustment to tax reserve	2,028,000	–
Deductions allowable for tax purposes	(1,360,000)	(2,912,000)
Recognition of previously unrecognized tax assets	(12,172,000)	(17,351,000)
Other	878,000	(408,000)
Tax expense (recovery) for the year	$6,045,000	$(17,522,000)

Presented as:
Current income tax expense (recovery)	$4,397,000	$(4,099,000)
Future income tax expense (recovery)	1,648,000	(13,423,000)
	$6,045,000	$(17,522,000)

As at September 30, 2006 and 2005, the estimated tax effect of the significant components within the Company’s future tax assets were as follows:

	2006	2005
Mineral properties	$4,907,000	$4,513,000
Loss carry forwards	154,000	154,000
Royalty obligation	20,181,000	23,458,000
BC mining taxes	9,850,000	9,062,000
Other tax pools	720,000	2,388,000
	35,812,000	39,575,000
Valuation allowance	(13,937,000)	(23,709,000)
Future income tax assets	21,875,000	15,866,000
Lease equipment and related lease obligation	–	(1,949,000)
Partnership deferral	(4,288,000)	–
Reclamation obligation	(4,286,000)	(494,000)
Plant and equipment	(1,526,000)	–
Net future income tax asset	$11,775,000	$13,423,000

Current portion	$11,601,000	$4,479,000
Long term FIT liability	174,000	8,944,000
Net future income tax asset	$11,775,000	$13,423,000

At September 30, 2006 the Company's tax attributes included capital losses totaling approximately $0.9 million (2005 – $0.9 million) which are available indefinitely to offset future

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

taxable capital gains, and resource tax pools totaling approximately $16.8 million (2005 – $13.3 million) which are available indefinitely to offset future taxable income.

The Company has accrued a tax provision of a subsidiary company of approximately $21.1 million (2005 – $19.6 million). This provision reflects an amount which management believes is less than likely of ever becoming payable. In addition, the subsidiary would exhaust all appeals if any taxes in connection with this accrual were actually assessed against the subsidiary. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return nor has any taxation authority assessed the amount or any portion thereof as payable.

16.	SUPPLEMENTARY CASH FLOW DISCLOSURES

In addition to the non-cash operating, financing and investing activities primarily disclosed, the Company’s non-cash operating, financing and investing activities were as follows:

	September 30	September 30	September 30
	2006	2005	2004
Issuance of common shares on acquisition of
Gibraltar Reclamation Trust Limited
Partnership (note 8(d))	$–	$–	$22,230,000
Acquisition of assets under capital lease (note 10)	–	(22,350,693)	–
Advances under capital lease (note 11)	–	22,350,693	–
Issuance of common shares for loan guarantee
(note 8(d))	–	–	450,000
Fair value of stock options transferred to share
capital from contributed surplus on exercise of
options (note 14(e))	4,869,000	742,000	290,000

	September 30	September 30	September 30
	2006	2005	2004
Supplemental cash flow information
Cash paid during the year for
Interest	$1,557,034	$1,046,568	$49,294
Taxes	$1,188,436	$554	$45,352

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005, and 2004
(Expressed in Canadian Dollars, unless stated otherwise)

17.	RELATED PARTY TRANSACTIONS AND ADVANCES

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

	Years ended September 30,
Transactions	2006	2005	2004
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$2,869,003	$1,222,603	$806,970
Hunter Dickinson Group Inc. (b)	–	12,800	12,800

Advances from related parties	September 30		September 30
		2006	2005
Hunter Dickinson Inc. (a) (c)	$26,430		$105,067

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Taseko. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. The liability is recorded in accounts payable and accrued liabilities.

(b)	Hunter Dickinson Group Inc. is a private company with certain directors in common that provides consulting services to the Company.

(c)	Advances are non-interest bearing and due on demand.

18.	SUBSEQUENT EVENT

Subsequent to year-end in November 2006, the Company launched a C$1.05 per share take-over bid offer for all of the outstanding shares of bcMetals Corporation (“bcMetals”). bcMetals holds a 100% interest in the Red Chris copper-gold project in northern British Columbia.

The Taseko bid is subject to a number of conditions, including that at least 66.66% of bcMetals shares are tendered to the bid, a conditional settlement agreement is reached with certain minority shareholders of bcMetals’ subsidiary, American Bullion Minerals Ltd., as well as rejection by bcMetals shareholders of bcMetals' Limited Purpose Shareholder Rights Plan and its proposed joint venture of the Red Chris project with Global International Jiangxi Copper Mining Company Limited.